

June 12, 2012

Via E-mail
Mr. Liankuan Yang
Chief Executive Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road Hohhot
Inner Nongolia, China 010030

> **RE: Gold Horse International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **File No. 000-30311**

Dear Mr. Yang:

    We issued comments to you on the above captioned filing on May 7, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 26, 2012.

    If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief